EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Wells Timberland Operating Partnership, L.P.	(Delaware)

Timberlands II, LLC	(Delaware)

Wells Timberland TRS, Inc.	(Delaware)

Wells TRS Harvesting Operations, LLC	(Delaware)

Wells Timberland HBU, LLC	(Delaware)